EXHIBIT 99.1

For Immediate Release 17-42-TR	Date: October 26, 2017
TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2017

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported adjusted profit attributable to shareholders of $621 million ($1.08 per share) in the third quarter compared with $152 million ($0.26 per share) a year ago.

“We are very pleased with our performance in the third quarter,” said Don Lindsay, President and CEO. “We achieved strong operating results with our second highest quarterly sales for steelmaking coal and record zinc production at Antamina for the second consecutive quarter. With these strong operating results and favourable prices, our adjusted EBITDA was $1.4 billion, just over $700 million higher than in the third quarter of last year.”

Highlights and Significant Items

•	Adjusted profit was $621 million ($1.08 per share) in the third quarter compared with $152 million ($0.26 per share) in the third quarter of last year. Profit attributable to shareholders was $600 million ($1.04 per share) in the third quarter compared with $234 million ($0.41 per share) a year ago.

•	Adjusted EBITDA for the 12 months ended September 30, 2017 was $6.1 billion, which was $153 million higher than our previous twelve-month record of approximately $5.9 billion set in 2011.

•	EBITDA was $1.4 billion in the third quarter compared with $804 million in the third quarter of 2016. Our adjusted EBITDA in the third quarter totaled $1.4 billion compared with $696 million last year.

•	Gross profit was $1.1 billion in the third quarter compared with $452 million a year ago. Gross profit before depreciation and amortization was $1.5 billion in the third quarter compared with $817 million in the third quarter of 2016.

•	We achieved record total material movement at our steelmaking coal business unit, moving over 79 million bank cubic meters (BCM’s) in the quarter. Third quarter steelmaking coal sales reached 7.54 million tonnes, our second highest quarterly sales on record. We expect our steelmaking coal sales to be approximately 6.5 million tonnes in the fourth quarter.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•	Antamina achieved record zinc production for the second consecutive quarter of 102,300 tonnes.

•	Construction progress on the Fort Hills oil sands project has surpassed 96%. In order to accelerate commissioning, the Fort Hills plant initiated froth production in the quarter, which required operating the mine, ore preparation, primary extraction tailings and utilities areas.

•	In September, we announced an increase in our zinc production guidance for our Red Dog operation. Red Dog’s zinc production for 2017 is now expected to be in the range of 525,000 to 550,000 tonnes, up from the prior guidance range of 475,000 to 500,000 tonnes.

•	The Red Dog concentrate shipping season is expected to be completed in the first week of November. We expect to ship approximately 1.0 million tonnes of zinc concentrate and 210,000 tonnes of lead concentrate representing all of the concentrate available to be shipped from the operation.

•	In early October, we received approval to make a normal course issuer bid to purchase our Class B subordinate voting shares (Class B shares). We may purchase up to 20 million Class B shares during the period starting October 10, 2017 and ending October 9, 2018.

•	For the eighth straight year, we have been named to the Dow Jones Sustainability World Index (DJSI), indicating that our sustainability practices are in the top 10% of the 2,500 largest companies in the S&P Global Broad Market Index (BMI).

•	Our liquidity remains strong at approximately $4.9 billion, including US$3.0 billion of undrawn, committed credit facilities and over $1.0 billion of cash at October 25, 2017.

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This management’s discussion and analysis is dated as at October 25, 2017 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2017 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2016. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2016, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

Our financial results continue to benefit from strong operating performance, which has enabled us to capitalize on favourable commodity prices. For the 12 months ending September 30, 2017, we achieved adjusted EBITDA of $6.1 billion – a record for any 12-month period in Teck’s history. This was generated at average realized steelmaking coal prices of US$185 per tonne and copper prices of US$2.62 per pound, and was the result of an ongoing focus on controlling costs and optimizing production from our core assets. We note that the realized steelmaking coal price for the past ten years has averaged US$164 per tonne, or US$180 on an inflation-adjusted basis.

Third quarter prices for steelmaking coal, copper and zinc rose by 73%, 33% and 31%, respectively, compared with the same period a year ago. Steelmaking coal prices remained well supported in the quarter reflecting record high steel production in China during the third quarter following the previous record high crude steel production set in the second quarter and strong demand in the rest of the world. Copper prices reached a three-year high early in the quarter at US$3.13 per pound, while zinc prices reached a ten-year high in September at just under US$1.50 per pound. Partly offsetting the stronger commodity prices was the negative effect of a strengthening Canadian dollar during the quarter, as most of our products are denominated in U.S. dollars. Subsequent to quarter end, copper and zinc prices have risen further, reaching new multi-year highs of US$3.21 and US$1.53 per pound, respectively.

Construction progress on the Fort Hills oil sands project has now surpassed 96%. Five of the six major project areas have been turned over to operations with site construction now focused on secondary extraction. During the quarter the Fort Hills plant initiated froth production in order to accelerate commissioning. The project remains on track to produce first oil in late 2017.

Taken together, operational performance, strong markets for our key products and the approaching completion of Fort Hills have resulted in a successful quarter for the company and positions us well for ongoing profitability.
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Profit and Adjusted Profit(1)

Profit attributable to shareholders was $600 million, or $1.04 per share, in the third quarter compared with $234 million, or $0.41 per share in the same period a year ago.

Adjusted profit attributable to shareholders in the third quarter, after adjusting for the items identified in the table below was $621 million, or $1.08 per share, compared with $152 million, or $0.26 per share, in the same period last year. The most significant of these adjustments relates to the after-tax charges that totaled $28 million on the collective agreements settled at the Highland Valley Copper and Trail Operations during the third quarter. In addition, we recorded a $24 million after-tax charge for a break fee paid in respect to the sale of our interest in the Waneta Dam.

The increase in our profit in the third quarter of 2017 was primarily the result of a significantly higher contribution from our steelmaking coal business unit due to strong operational performance and substantially higher prices and increased sales volumes, partly offset by higher unit operating costs. In addition, profit was also positively affected by higher copper, zinc and lead prices compared with a year ago. These items were partly offset by the negative effect of a strengthening Canadian dollar in the period compared with a year ago and copper sales volumes lagging production levels due to timing of vessel loadings.

Profit and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Profit attributable to shareholders	$600	$234	$1,749	$343
Add (deduct):
Debt repurchase (gains) losses	–	(43)	159	(20)
Debt prepayment option gain	(15)	(72)	(48)	(72)
Asset sales and provisions	(16)	(5)	(25)	(63)
Foreign exchange (gains) losses	–	19	(19)	(61)
Collective agreement charges	28	–	29	10
Asset impairments	–	19	–	19
Tax and other items	–	–	–	17
Break fee in respect of Waneta Dam sale	24	–	24	–
Adjusted profit (1)	$621	$152	$1,869	$173
Adjusted earnings per share (1)	$1.08	$0.26	$3.24	$0.30

In addition to the items described above, our results include gains and losses due to changes in market prices and interest rates in respect of pricing adjustments, commodity derivatives, share-based compensation and changes in the discounted value of decommissioning and restoration costs of closed mines. Taken together, these items resulted in a $12 million charge to after-tax profits ($4 million before-tax) in the third quarter, or $0.02 per share. We do not adjust our reported profit for these items as they occur on a regular basis.

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
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FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2017	2016	2017	2016
Revenues and profit
Revenues	$3,129	$2,305	$8,841	$5,743
Gross profit before depreciation and amortization (1)	$1,487	$817	$4,439	$1,817
Gross profit	$1,092	$452	$3,345	$819
EBITDA (1)	$1,389	$804	$4,046	$1,789
Profit attributable to shareholders	$600	$234	$1,749	$343

Cash flow
Cash flow from operations	$901	$854	$3,602	$1,566
Property, plant and equipment expenditures	$390	$376	$1,075	$999
Capitalized stripping costs	$175	$88	$500	$369
Investments	$78	$48	$149	$95

Balance Sheet
Cash balances			$889	$1,113
Total assets			$35,468	$34,452
Debt, including current portion			$6,122	$8,704

Per share amounts
Profit attributable to shareholders	$1.04	$0.41	$3.03	$0.60
Dividends declared and paid	$0.05	$0.00	$0.15	$0.05

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.80	7.07	19.69	20.33
Copper (2)	75	79	209	252
Zinc in concentrate	184	169	488	510
Zinc - refined	78	83	230	231

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	7.54	7.23	20.38	20.06
Copper (2)	68	77	201	250
Zinc in concentrate	192	213	438	437
Zinc - refined	77	78	227	228

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$159	$92	$178	$83
Steelmaking coal (realized CAD$/tonne)	$199	$120	$233	$110
Copper (LME cash - US$/pound)	$2.88	$2.16	$2.70	$2.14
Zinc (LME cash - US$/ pound)	$1.34	$1.02	$1.26	$0.89
Average exchange rate (C$ per US$1.00)	$1.25	$1.30	$1.31	$1.32

Gross profit margins before depreciation (1)
Steelmaking coal	56%	35%	62%	30%
Copper	50%	37%	44%	38%
Zinc	34%	35%	31%	29%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Revenues
Steelmaking coal	$1,503	$868	$4,765	$2,211
Copper	565	471	1,640	1,467
Zinc	1,061	966	2,436	2,064
Energy	–	–	–	1
Total	$3,129	$2,305	$8,841	$5,743

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$845	$307	$2,948	$664
Copper	281	176	729	562
Zinc	361	334	762	590
Energy	–	–	–	1
Total	$1,487	$817	$4,439	$1,817

Gross profit
Steelmaking coal	$641	$142	$2,406	$201
Copper	151	17	322	138
Zinc	300	293	617	482
Energy	–	–	–	(2)
Total	$1,092	$452	$3,345	$819

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Steelmaking coal price (realized US$/tonne)	$159	$92	$178	$83
Steelmaking coal price (realized CAD$/tonne)	$199	$120	$233	$110
Production (million tonnes)	6.80	7.07	19.69	20.33
Sales (million tonnes)	7.54	7.23	20.38	20.06
Gross profit, before depreciation and amortization (1)	$845	$307	$2,948	$664
Gross profit	$641	$142	$2,406	$201
Property, plant and equipment expenditures	$34	$25	$95	$44

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit in the third quarter from our steelmaking coal business unit was $641 million compared with $142 million a year ago. Gross profit before depreciation and amortization increased by $538 million from a year ago (see table below) as the benefits of significantly higher realized steelmaking coal prices and second highest quarterly sales of 7.54 million tonnes more than offset the effect of higher unit production costs. The average realized steelmaking coal price of US$159 per tonne was US$67 per tonne higher than the third quarter of 2016.

The table below summarizes the year-over-year gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended September 30,
As reported in third quarter of 2016	$307
Increase (decrease):
Steelmaking coal price realized	660
Sales volume	13
Unit operating costs	(73)
Foreign exchange	(62)
Net increase	538
As reported in current quarter	$845

Property, plant and equipment expenditures totaled $34 million in the third quarter. Capitalized stripping costs were $136 million in the third quarter compared with $43 million a year ago.

Markets

Third quarter sales of 7.54 million tonnes were our second highest quarterly sales, 4% higher than a year ago, reflecting improved steelmaking coal market conditions. Record high steel production in China during the third quarter following the previous record high set in the second
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quarter, improving demand in the rest of the world and reduced steel exports from China, coupled with flat steelmaking coal supply relative to 2016 supported demand and pricing.

The transition to the index-linked pricing mechanism based on the average of key premium steelmaking coal spot price assessments for our quarterly contract sales has been completed. Quarterly priced sales represent approximately 40% of our sales. The balance of our sales are priced at levels reflecting market conditions as sales are concluded. Lower grade semi-soft coals and PCI coal pricing continue to be negotiated on a quarterly benchmark basis. Our product mix and timing of sales will continue to affect our realized pricing, as was previously the case.

Operations

Third quarter production was 6.80 million tonnes, slightly below the same period a year ago, primarily attributable to a product mix of lower-yielding coals. Geotechnical issues continued to affect our ability to access some coal reserves at two operations and also contributed to the slightly lower production when compared to the quarter a year ago.

The operations achieved record total material movement this quarter, moving over 79 million BCM’s of material, a 16% increase over the same quarter a year ago. The operations are now staffed to fully utilize equipment fleets; contract miners are in place and productivities improved in the third quarter. As a result, we are well positioned to recover the material movement shortfall that occurred in the first half of 2017.

Efforts to reduce site inventory in the third quarter resulted in additional coal being railed to the port and made available for sale. This reduction of high site inventory provides more flexibility for plant operations.

Our annual processing plant maintenance shutdowns are behind us and recovery plans are in place to make up the production shortfall throughout the balance of the year to meet the production guidance of 27 to 27.5 million tonnes.

Cost of Sales

Unit cost of sales in the third quarter were $51 per tonne compared with $43 per tonne a year ago, within our annual guidance range of $49 to $53 per tonne. During the first half of year, material movement fell below plan due to difficult weather conditions, higher employee turnover rates and geotechnical issues at some sites. These issues led to a shortfall in planned raw coal inventory going into the last half of the year. To mitigate this risk, contract miners were mobilized to accelerate waste removal and expose additional raw coal at some mine sites to provide more flexibility and optionality as we move into the fourth quarter. In addition, strip ratios are higher as anticipated, as we are mining in recently permitted areas at a number of our operations.
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The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2017	2016	2017	2016
Site cost of sales	$51	$43	$53	$43
Transportation costs	36	34	36	34
Unit costs (1) (2)	$87	$77	$89	$77

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2017	2016	2017	2016
Site cost of sales	$40	$33	$40	$32
Transportation costs	29	26	28	26
Unit costs (1) (2)	$69	$59	$68	$58

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $13 per tonne charge for the amortization of capitalized stripping costs and $14 per tonne for other depreciation.

Outlook

China’s announced implementation of steel and coke production controls during the winter creates uncertainty. We expect that steel and coke production in the rest of the world will continue to be strong, in return creating support for steelmaking coal demand. We expect coal sales in the fourth quarter of 2017 to be approximately 6.5 million tonnes. Vessel nominations for contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port-loading facilities.

Material movement falling below plan combined with a number of operations mining in recently permitted areas has led to a shortfall in planned raw coal inventory going into the last half of the year. As a result, production of our non-premium steelmaking coal will increase in the fourth quarter to maximize production out of the mines and set up for the closure of Coal Mountain Operations in 2018. We are expecting a larger proportion of non-premium steelmaking coal sales in the fourth quarter, reducing our average realized price relative to premium steelmaking coal assessments to approximately 85%. We anticipate that we will recover our raw coal inventories at the sites and that we will transition to a more traditional product mix going into 2018.

With improved productivities and supplemental contract miner capacity, we are expecting to achieve total production for the year in the range of 27 to 27.5 million tonnes and unit cost of sales in the range of $49 to $53 per tonne. Although both are in line with guidance, we expect
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production at the lower end of the range and cost of sales nearer to the high end of the range. Original guidance for transportation costs remains unchanged at $35 to $37 per tonne.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the plan), which was approved in the fourth quarter of 2014 by the B.C. Minister of Environment and was followed by the issuance of an Elk Valley Water Permit covering water quality requirements for the Elk Valley watershed. The plan establishes short, medium and long-term water quality targets which are protective of the environment and human health for selenium, nitrate, sulphate and cadmium, as well as a plan to manage calcite formation. In accordance with the plan, we have constructed the first of up to six water treatment facilities contemplated by the plan.

We had previously announced that we were working to address an issue regarding selenium compounds in effluent from the West Line Creek active water treatment facility. We have successfully tested an additional treatment step to address the issue, and are proceeding with construction of plant modifications, to be completed in the third quarter of 2018 at a cost of approximately $15 million. We have delayed the commencement of construction of our next active water treatment facility, at the Fording River operation, to incorporate these design changes and expect to commence construction of that facility in 2018.

Our 2014 cost estimate for water quality management required under the plan contemplated total capital spending of approximately $600 million over a five year period from 2014 to 2018, including $120 million then already spent on the West Line Creek facility. Our spending during that period is expected to be in the $300 million range, taking into account facility design modifications and associated delays to the construction schedule. We currently estimate capital spending on water treatment over the next five years, from 2018 to 2022, in the $850 to $900 million range. The 2017 portion of that spending is reflected in our current sustaining capital guidance. We estimate our long-term costs of water management from 2023 onwards, including capital and operating costs, to be in the range of $6 per tonne, assuming annual production of 27.5 million tonnes. We continue with research and development on alternatives to active water treatment, which have the potential to significantly reduce capital costs for water treatment.

Currently, we expect that, in order to maintain water quality, some form of water treatment will need to continue for an indefinite period after mining operations end. The plan contemplates ongoing monitoring to ensure that the water quality targets set out in the plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts or technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

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COPPER BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Copper price (realized – US$/pound)	$2.87	$2.17	$2.71	$2.14
Production (000’s tonnes)	75	79	209	252
Sales (000’s tonnes)	68	77	201	250
Gross profit, before depreciation and amortization (1)	$281	$176	$729	$562
Gross profit	$151	$17	$322	$138
Property, plant and equipment expenditures	$77	$46	$179	$118

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our copper business unit for the quarter was $151 million compared with $17 million a year ago. Before a $13 million one-time labour settlement charge at Highland Valley Copper, gross profit before depreciation and amortization increased by $118 million in the third quarter compared with a year ago (see table below). This was primarily due to higher realized prices and additional zinc sales from Antamina as a result of record zinc production. These items were partially offset by lower copper sales volumes at Highland Valley Copper and Antamina as well as to slightly higher unit costs before by-products.

Copper production in the third quarter declined by 5% from a year ago primarily due to lower ore grades at Highland Valley Copper as anticipated in the mine plan. Production was expected to be lower in the first half of 2017 and is improving as the year progresses and grades recover. Despite continued good site cost performance, our cash unit costs before by-products increased 4% to US$1.66 per pound compared to US$1.59 per pound during the same period a year ago due to lower copper production. Significantly higher production of zinc and molybdenum combined with significantly higher zinc prices resulted in cash unit costs after by-products decreasing to US$1.27 per pound compared to US$1.34 per pound during the same period last year.

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The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended June 30,
As reported in the third quarter of 2016	$176
Increase (decrease):
Copper price realized	134
Sales volume	(13)
Co-product and by-product contribution	23
Unit operating costs	(10)
Foreign exchange	(16)
Collective agreement charges	(13)
Net increase	105
As reported in current quarter	$281

Property, plant and equipment expenditures totaled $77 million, including $28 million for sustaining capital and $35 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $33 million in the third quarter, similar to a year ago.

Markets

London Metal Exchange (LME) copper prices in the third quarter of 2017 averaged US$2.88 per pound, up 12% from the prior quarter and up 33% from the same quarter a year ago. Year to date prices have averaged US$2.70 per pound, a 26% increase over the same period last year. Copper prices hit a three-year high in the third quarter at the beginning of September at US$3.13 per pound due to a weaker U.S. dollar and increased investor interest. Prices then came off the highs, but maintained support over US$2.90 per pound through the rest of September. Improved demand in Europe and Asia has combined with reported exchange stocks falling during the third quarter by 12,100 tonnes despite another series of LME deliveries following the rise in price in September.

Total reported exchange stocks have fallen 218,900 tonnes year to date, ending September at 560,500 tonnes. Total reported global copper exchange stocks are now estimated to be 9.0 days of global consumption, below the estimated 25 year average of 11.9 days of global consumption. Stocks on the LME rose by 47,550 tonnes to 297,250 tonnes and stocks in SHFE warehouses declined 74,000 tonnes to 103,150 tonnes, their lowest level since October of last year. Metal imports into China, which had been down 27% to the end of June, were up 52% month on month in July and up 28% in August. Year to date refined metal imports into China are still down 16% over the same period last year.

Global mine production is currently projected by Wood Mackenzie to fall in 2017 from 2016 levels following several disruptions to production in the first half of 2017. Demand in China remained strong with better than expected performance in appliance, transport and machinery sectors. Chinese auto production rose by 4.7% in August, closing in on the 5% production growth target. According to the China Association of Automobile Manufacturers, new energy vehicle production rose by 33.5% in the period January to August 2017, with production in August up 67.3% year on year.
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Operations

Highland Valley Copper

Copper production was 25,100 tonnes in the third quarter, or 8% lower than a year ago. Despite a 10% increase in mill throughput, copper production declined primarily due to planned lower grades and recoveries as a higher grade phase of the Valley pit was exhausted in 2016 and significantly more lower-grade ore from the Lornex pit was processed than in the same period last year. Ore grades and recoveries improved significantly from the second quarter of this year and production is expected to be slightly stronger in the final quarter of the year. Copper sales lagged production during the quarter due to timing of vessel loadings and are expected to normalize over the next quarter. Molybdenum production of 2.6 million pounds was 85% higher than production of a year ago due to higher grades.

Union employees ratified a new five-year collective agreement during the quarter. Operating costs, before a one-time labour settlement charge of $13 million, were similar to a year ago at $108 million in the third quarter.

A $72 million project to install an additional ball mill to increase grinding circuit capacity was started in September. The project is anticipated to increase overall mill throughput by 5% and copper recovery by over 2%, and is expected to be completed by mid-2019.

Antamina

Antamina processed less copper-only ore and more copper-zinc ore than during the same period a year ago, which was anticipated in the mine plan. The mix of mill feed in the quarter was 60% copper-only ore and 40% copper-zinc ore, compared with 73% and 27%, respectively, a year ago. As a result of higher copper grades, copper production in the third quarter of 110,400 tonnes was 5% higher than a year ago. Zinc production increased substantially and almost doubled from last year to a record 102,300 tonnes, primarily due to increased processing of copper-zinc ores combined with higher grades and recoveries.

Operating costs in the third quarter were similar to a year ago.

Carmen de Andacollo

Copper production in the third quarter of 19,700 tonnes was similar to a year ago as improved grades were offset by lower mill throughput.

Operating costs in the third quarter were similar to a year ago.

Quebrada Blanca

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. This has resulted in lower recovery and a longer leaching cycle at reduced operating costs compared to the previous operations of the heap leach circuit. As a result of these changes, copper production in the third quarter decreased to 5,100 tonnes compared with 8,600 tonnes a year ago.
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Operating costs in the third quarter were US$19 million lower than a year ago, primarily as a result of suspending the crushing, agglomeration and stacking circuits associated with the previous heap leaching operation.

Depreciation and amortization charges were $38 million less than a year ago as a result of lower current production levels and increased confidence in our ability to recover additional copper from previously processed material.

Cost of Sales

Unit cash costs of product sold in the third quarter of 2017 as reported in U.S. dollars, before cash margins for by-products, were US$1.66 per pound compared to US$1.59 per pound in the same period a year ago. The higher unit costs were primarily due to the significant decline in production at Highland Valley Copper as a result of lower grades.

Cash margin for by-products increased significantly to US$0.39 per pound compared with US$0.25 per pound in the same period a year ago. This was primarily due to higher zinc prices as well as significantly higher sales volumes of zinc from Antamina and molybdenum from Highland Valley Copper. The higher by-product credits more than offset lower copper production in the quarter resulting in unit cash costs for copper, after by-products, of US$1.27 per pound compared to US$1.34 in the same period a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2017	2016	2017	2016
Adjusted cash cost of sales (1)	$1.42	$1.37	$1.51	$1.24
Smelter processing charges	0.24	0.22	0.23	0.22
Total cash unit costs before by-product margins (1)	$1.66	$1.59	$1.74	$1.46
Cash margin for by-products (1) (2)	(0.39)	(0.25)	(0.38)	(0.14)
Total cash unit costs after by-product margins (1)	$1.27	$1.34	$1.36	$1.32

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

Quebrada Blanca Phase 2 is expected to have an initial mine life of 25 years and annual production capacity of 300,000 tonnes of copper equivalent production per year for the first five years of mine life. Project activities during the quarter focused primarily on execution readiness activities, advancing detailed engineering and design, and continuing progress on the Social and Environmental Impact Assessment (SEIA) regulatory approval process. A decision to proceed with development will be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory process, such a decision is not expected before the second quarter of 2018 at the earliest.

14     Teck Resources Limited 2017 Third Quarter News Release

NuevaUnión

Activities continued to advance the pre-feasibility study in the quarter, including environmental baseline studies and ongoing community engagement. We expect to complete the pre-feasibility study early in the first quarter of 2018.

Other Copper Projects

In March 2017 we launched our Project Satellite initiative, the focus of which is to surface value from five substantial base metals assets — Zafranal, San Nicolás, Galore Creek, Schaft Creek, and Mesaba — all of which are located in stable jurisdictions in the Americas.

Work is advancing on all five projects with primary focus on the Zafranal and San Nicolás assets. Activities are advancing on both projects in support of initiating Feasibility studies and the submission of Environmental Impact Assessments.

At Zafranal in Southern Peru, the project management team is focused on completing drilling and engineering studies along with community engagement activities, environmental and archaeological studies and the permitting work necessary to initiate a feasibility study in late 2017 and prepare an Environmental Impact Assessment for submission in the second half of 2018.

At San Nicolás in Zacatecas, Mexico, various studies and programs are advancing in support of preparation and submission of an Environmental Impact Assessment. On October 18, 2017, following receipt of Mexican anti-trust approval, we completed the previously announced acquisition of the 21% minority interest in San Nicolás held by Goldcorp Inc. for cash consideration of US$50 million, taking our ownership of the asset to 100%.

Outlook

We continue to expect 2017 copper production to be in the range of 275,000 to 290,000 tonnes. As a result of lower operating costs and higher by-product credits, we now anticipate full year copper unit costs to be in the range of US$1.70 to US$1.75 per pound before margins from by-products and US$1.30 to US$1.40 per pound after by-products. This is lower than our previous guidance for unit costs of US$1.75 to US$1.85 and US$1.40 to US$1.50, respectively.

Full year molybdenum production at Highland Valley Copper is now anticipated to be 7.5 to 8.0 million pounds contained in concentrate as a result of improved grades, up from 6.0 to 6.5 million pounds previously.
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ZINC BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Zinc price (realized – US$/lb)	$1.32	$1.02	$1.26	$0.90
Production (000’s tonnes)
Refined zinc	78	83	230	231
Zinc in concentrate (1)	160	158	425	484
Sales (000’s tonnes)
Refined zinc	77	78	227	228
Zinc in concentrate (1)	172	200	377	412
Gross profit before depreciation and amortization (2)	$361	$334	$762	$590
Gross profit	$300	$293	$617	$482
Property, plant and equipment expenditures	$48	$44	$137	$119

Note:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $300 million in the third quarter compared with $293 million a year ago. Before a one-time $26 million labour settlement charge at our Trail Operations, gross profit before depreciation and amortization increased by $53 million as higher zinc and lead prices were partially offset by lower zinc concentrate sales volumes and higher royalty expenses.

Refined zinc production at our Trail Operations was 6% lower than the same period a year ago primarily due to reduced roaster availability and lower feed rates during the quarter, although production is similar year to date compared to last year. At Red Dog, zinc production was 3% higher than the same period a year ago due to increased mill throughput and higher recoveries.

16     Teck Resources Limited 2017 Third Quarter News Release

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter in comparison to the same period in 2016.

(CAD$ in millions)	Three months ended September 30,
As reported in the second quarter of 2016	$334
Increase (decrease):
Zinc price realized	105
Sales volumes	(36)
Co-product and by-product contribution	91
Unit operating costs	(20)
Royalties	(60)
Foreign exchange	(27)
Collective agreement charges	(26)
Net increase	27
As reported in current quarter	$361

Property, plant and equipment expenditures include $37 million for sustaining capital, which included $18 million at Trail Operations and $15 million at Red Dog.

Markets

London Metal Exchange (LME) zinc prices averaged US$1.34 per pound in the third quarter of 2017, an increase of 14% over the previous quarter and up 31% over the same quarter last year. Year to date LME zinc prices averaged US$1.26 per pound, up US$0.38 per pound or 42% over the same period last year. Zinc reached a 10-year high in September at just under US $1.50 per pound, a price last seen in August 2007.

Total reported zinc exchange stocks fell 36,200 tonnes during the third quarter to 320,000 tonnes. Total exchange stocks are down almost 261,000 tonnes from the beginning of the year and are now estimated at 7.9 days of global consumption, well below the 25 year average of 23.4 days.

Global demand for refined zinc remained strong in the third quarter of 2017 with galvanized steel production up 6.3% year to date over the same period last year according to CRU. In China, CRU estimates that galvanized steel production rose 9.6% in the first half of 2017 compared with the same period last year. Galvanized steel prices have risen slightly in the third quarter in most regions with galvanized sheet prices up 3.6% in China and 3.8% to 4.1% in Europe and up 0.3% in the US.

Wood Mackenzie is forecasting an increase in global refined zinc demand in 2017 of 3.0% to 14.7 million tonnes, and that refined zinc production will be limited to a 0.9% increase, to 13.7 million tonnes, leaving the market in deficit again this year. Even with mine production increases of 7.2%, mine production is not keeping pace with prior year smelter capacity growth, leaving refined zinc production constrained by lack of concentrates. Environmental inspections, resulting in closures and production curtailments at both mines and smelters in China continues to limit production in Asia. Reflecting the concentrate deficit, spot treatment charges have fallen to historically low levels, which is a net benefit to Teck as the positive impact of lower treatment charges at our mines is larger than the effect of lower treatment charges at our Trail Operations.
17     Teck Resources Limited 2017 Third Quarter News Release

Metal imports into China, still down 3% year to date, rose 34% month on month in June, 236% in July and 123% in August as the arbitrage between the SHFE price and the LME price remained open.

Operations

Red Dog

Zinc production of 152,400 tonnes in the third quarter was 3% higher than the same period a year ago primarily due to higher mill throughput and recoveries which were partially offset by lower grades. Lead production of 25,800 tonnes declined by 7% compared with a year ago, as lower grades were partly offset by improved recoveries and higher mill throughput.

Earlier in the year, the amount of higher-grade Qanaiyaq ore sent to the mill for processing was reduced as this ore is metallurgically complex, particularly in the early stages of pit development where ores are highly oxidized. As we have gained processing experience with this ore, we continued to improve metallurgical recoveries and increased the amount of Qanaiyaq ore in the mill feed blend this quarter. Together with implementing changes in mine sequencing in the Aqqaluk pit to access higher grade ore, production increased significantly over the previous quarter.

Zinc sales of 163,600 tonnes in the third quarter were ahead of our previous guidance for the quarter due to higher production and strong demand as a result of general tightness in the global concentrate market. This tightness is also reflected in spot treatment charges, which continue to be significantly below annual contract terms. Offsite zinc inventory available for sale as of October 1, 2017 was approximately 308,000 tonnes of contained metal. We anticipate shipping a further 95,000 to 100,000 tonnes of contained metal for the balance of the shipping season.

Operating costs in the third quarter of US$71 million were similar to the same period last year. Capitalized stripping costs were US$5 million in the third quarter compared with US$8 million in the same period a year ago.

In September, we initiated a mill upgrade project which is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore in the Aqqaluk pit. This project is expected to be complete by the fourth quarter of 2019 at a capital cost of US$110 million. Because the upgrade project will permit lower grade material to be processed, the current mine life, based on existing developed deposits, will remain unchanged through to 2031.

Trail Operations

Refined zinc production of 78,400 tonnes in the third quarter was 6% lower than the same period a year ago due to lower roaster availability.

Refined lead production in the third quarter of 22,900 tonnes was similar to a year ago. Silver production was 16% lower than a year ago primarily due to changes to the feed mix due to operating disruptions at some mines that supply lead concentrates, which required alternative concentrates to be processed. As a result of the changes in the feed mix, we now expect annual
18     Teck Resources Limited 2017 Third Quarter News Release

silver production of 20 to 22 million ounces, down from our previous guidance of 23 to 25 million ounces.

Operating costs, before a one-time labour settlement charge of $26 million related to the ratification of a new five-year collective agreement with Trail’s union employees, were similar to a year ago at $97 million in the third quarter.

Sustaining capital expenditures in the quarter included $7 million for advancing the Number 2 Acid Plant and $11 million for various small projects.

Pend Oreille

Zinc production during the third quarter of 8,200 tonnes was 9% lower than a year ago due to lower mill throughput, partially offset by higher grades.

In 2016, we identified highly prospective areas in the currently producing East Mine area and we are continuing a major exploration and drilling program with good success so far. Current mine planning efforts are focused on sustaining the operation through 2018, and there is still significant potential to extend the mine life further.

Outlook

We continue to expect Red Dog’s zinc production to be in the range of 525,000 to 550,000 tonnes, as we previously announced in September. As a result of increased Red Dog zinc production, we now expect total zinc in concentrate production, including co-product zinc production from our copper business unit, to be in the range of 645,000 to 665,000 tonnes, up from 590,000 to 615,000 tonnes.

The Red Dog shipping season is expected to be completed in the first week of November after extending the planned season two weeks due to favourable ice conditions. We expect to ship approximately 990,000 tonnes of zinc concentrate and 210,000 tonnes of lead concentrate. This represents all of Red Dog’s concentrates available to be shipped from the operation. We expect sales of approximately 180,000 tonnes of contained zinc in the fourth quarter, reflecting both increased concentrate volumes shipped and stronger demand from customers the normal seasonal pattern of Red Dog sales. This is higher than our previous guidance for fourth quarter sales of 165,000 tonnes.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation Inc. (NANA), we pay a royalty based on net proceeds of production each quarter. This royalty rate increases by 5% every five years to a maximum of 50%. The royalty rate through September 30, 2017, was 30% and increased to 35% effective October 1, 2017.
19     Teck Resources Limited 2017 Third Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project

Overall construction of the Fort Hills oil sands project has surpassed 96% completion. Five of the six major project areas (mining, ore preparation, primary extraction, utilities and infrastructure) have been turned over to operations with site construction now focused on completing secondary extraction. First oil facilities in secondary extraction are 95% complete. At the end of the third quarter, 98% of the operations staff have been hired.

The Fort Hills plant has initiated froth production in order to accelerate commissioning. Froth production requires operating the mine, ore preparation, primary extraction, tailings and utilities areas of the Fort Hills plant. Bitumen froth produced at Fort Hills is being trucked to Suncor’s base plant facilities for further processing.

In the third quarter, our share of capital expenditures was $221 million. Our share of Fort Hills cash expenditures in 2017 is estimated at $780 million, unchanged from last quarter.

Oil production from the first of three secondary extraction units is expected near the end of 2017. The other two secondary extraction units are scheduled to be completed and commissioned in the first half of 2018 and production is expected to reach 90% of nameplate capacity within 12 months of first oil.

Allowing for planned maintenance, our share Fort Hills bitumen production is forecast to be approximately 36,000 barrels per day on an annualized basis. To meet pipeline requirements we will purchase approximately 11,000 barrels per day of diluent blend-stock, and sell approximately 47,000 barrels per day of blended bitumen.

The secondary extraction paraffinic froth treatment process allows Fort Hills bitumen to be blended and delivered directly to our customers without further upgrade. As a result, the Fort Hills bitumen will require less blending diluent to meet pipeline specifications. Further, it will be among the lowest life cycle carbon intensity of any Canadian oil sands production, with a lower carbon intensity than about half of the oil currently refined in the U.S.

We have developed a blended bitumen sales and logistics strategy that meets our key requirements of diverse market access and risk mitigation.

The Fort Hills partners have contracted for the construction of regional infrastructure including, pipelines, terminals and blend facilities through long-term take or pay tolling agreements. Regional infrastructure construction has been completed with all facilities in service and capable of receiving product as follows:

•	Hot bitumen delivered from Fort Hills to East Tank Farm
•	Diluent delivered from Edmonton to East Tank Farm
•	Diluent and bitumen blending carried out at East Tank Farm
•	Blended bitumen delivered from East Tank Farm to Hardisty, Alberta

We have contracted a 425,000 barrel storage tank for our blended bitumen at Hardisty, and for 100,000 barrels of diluent storage capacity at Fort Saskatchewan, Alberta. This storage capacity will help mitigate variability in bitumen production and downstream pipeline capacity.
20     Teck Resources Limited 2017 Third Quarter News Release

We have contracted long-term capacity for a portion of our production on existing export pipelines with access to the U.S. Gulf Coast and future export pipelines to Canada’s west coast. The remaining capacity will either be delivered to the U.S. refineries on Enbridge’s common carrier pipelines or be sold at Hardisty, Alberta on long-term supply agreements or on short-term monthly contracts.

Frontier Energy Project

The regulatory application review of Frontier is continuing with a federal-provincial panel reviewing information filed to date. The regulatory review process is expected to continue through 2018, making 2019 the earliest a federal decision statement is expected for Frontier. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $61 million in the third quarter compared with $81 million a year ago. Significant items included share-based compensation expense of $52 million and environmental care and maintenance costs of $46 million due, in large part, to regulatory changes. We also recorded a $28 million break fee to terminate the Waneta Dam purchase agreement with Fortis Inc. (see Note 5). Partly offsetting these items were positive pricing adjustments of $93 million as a result of the rise in base metal prices in the quarter.

The table below outlines our outstanding receivable positions, provisionally valued at June 30, 2017 and September 30, 2017.

	Outstanding at		Outstanding at
	June 30, 2017		September 30, 2017
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb
Copper	122	2.69	121	2.96
Zinc	100	1.25	194	1.45

Our finance expense was $46 million in the third quarter compared with $89 million a year ago. Our finance expense includes the interest expense on our debt, finance fees and amortization, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reasons for the decrease in our finance expense were the lower outstanding debt balances and the favorable effect of a stronger Canadian dollar on our U.S. dollar denominated debt. In addition, a higher amount of interest was capitalized against our development projects, including $45 million for Fort Hills and $37 million for Quebrada Blanca Phase 2, reflecting our increased carrying values of both of these projects compared with a year ago. Interest capitalization will cease when each project reaches commercial completion.

Non-operating income in the third quarter was $23 million, of which $20 million was from the gain on the revaluation of the call option on our 8.5% long-term notes.
21     Teck Resources Limited 2017 Third Quarter News Release

Income and resource taxes for the third quarter were $355 million, or 37% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% as a result of resource taxes and higher rates in foreign jurisdictions. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

The new British Columbia Government’s budget bill proposed to increase the provincial corporate income tax rate from 11% to 12% starting January 1, 2018. We estimate this change will result in an additional one-time deferred income tax expense of approximately $75 million to be recorded when the bill is enacted, in addition to its ongoing effect.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	September 30,		December 31,
	2017		2016
Term notes	$4,831		$6,141
Unamortized fees and discounts	(41)		(50)
Other	115		122
Total debt (US$ in millions)	$4,905		$6,213

Canadian $ equivalent (1)	6,122		8,343
Less cash balances	(889)		(1,407)
Net debt	$5,233		$6,936

Debt to debt-plus-equity ratio (2) (3)	24%		32%
Net-debt to net-debt-plus-equity ratio (2)	21%		28%
Net debt to EBITDA ratio (2)	0.9	x	2.1	x
Average interest rate	5.7%		5.7%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In the first half of 2017, we retired US$1.3 billion of our term notes pursuant to cash tender offers, make-whole redemptions, and open market repurchases. As a result, the principal balance of our public notes is now US$4.8 billion.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the requirement for our debt to debt-plus-equity ratio not to exceed 50%. This ratio was 24% at September 30, 2017.
22     Teck Resources Limited 2017 Third Quarter News Release

Our committed credit facilities are our US$3.0 billion revolving credit facility maturing July 2020 and our US$1.2 billion revolving credit facility maturing June 2019.

As at September 30, 2017, there were no amounts outstanding under the US$3.0 billion facility and US$810 million of letters of credit were outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$672 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and $167 million in respect of long-term transport service agreements for our share of the Fort Hills project.

We also have various other uncommitted credit facilities and arrangements that secure our reclamation obligations in the amount of approximately $1.9 billion. We may be required to post additional security in respect of reclamation at our sites in future periods as regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations was $901 million in the third quarter compared with $854 million a year ago.

In the third quarter we had a significant build-up of working capital which absorbed $418 million of cash in the period. The build-up almost entirely related to a significant increase in our accounts receivable balances due to a number of factors. These included usually high volumes of sales being recorded towards the end of the quarter and the effect of significantly higher commodity prices, including settlement pricing adjustments.

Investing Activities

Expenditures on property, plant and equipment were $390 million in the third quarter, including $221 million of new mine development for the Fort Hills oil sands project, $93 million on sustaining capital and $17 million on major enhancement projects. The largest components of sustaining expenditures were $22 million at our coal operations, $18 million at our Trail Operations and $15 million at Red Dog.

Capitalized production stripping costs were $175 million in the third quarter compared with $88 million a year ago. The majority of this item represents the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year to date capital spending for 2017:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total
Steelmaking coal	$65	$30	$–	$95	$374	$469
Copper	66	4	109	179	105	284
Zinc	102	5	30	137	21	158
Energy	22	–	639	661	–	661
Corporate	3	–	–	3	–	3
	$258	$39	$778	$1,075	$500	$1,575

23     Teck Resources Limited 2017 Third Quarter News Release

Financing Activities

Debt interest and finance charges paid were $137 million in the third quarter compared with $175 million a year ago.

We paid our quarterly dividend of $0.05 per share, which totaled $29 million in the period.

OUTLOOK

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2017, $4.1 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand for our products remains strong and prices for our products have risen substantially during 2017 compared with a year ago, which has contributed additional revenues and cash flows. Ongoing economic uncertainties in Europe and the United States and variable growth rates in China, India and other emerging markets have affected both demand and prices for some of our products. In addition, government policy changes, particularly in China, may have a significant positive or negative effect on the various products we produced. Price volatility will continue, but over the long-term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations, reduced unit costs and are now enjoying significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt and are now nearing completion of our Fort Hills project. Further, the supply and demand balance for our products, particularly in base metals, is favorable. Combined, these factors provide a significant positive outlook for the company.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver
24     Teck Resources Limited 2017 Third Quarter News Release

and gold streaming agreements, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2017			2016				2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$3,129	$2,818	$2,894	$3,557	$2,305	$1,740	$1,698	$2,135	$2,101

Gross profit	1,092	1,066	1,187	1,577	452	212	155	281	339

EBITDA (1)	1,389	1,323	1,334	1,561	804	468	517	(269)	(2,506)

Profit (loss) attributable to shareholders	600	577	572	697	234	15	94	(459)	(2,146)

Basic earnings (loss) per share	$1.04	$1.00	$0.99	$1.21	$0.41	$0.03	$0.16	$(0.80)	$(3.73)

Diluted earnings (loss) per share	$1.02	$0.98	$0.97	$1.19	$0.40	$0.03	$0.16	$(0.80)	$(3.73)

Cash flow from operations	$901	$1,408	$1,293	$1,490	$854	$339	$373	$693	$560

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standards or interpretations in the annual period for which they are first required.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed, for the customer. The five steps are to: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price, and recognize revenue when the performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The standard has an effective date of January 1, 2018. We are required to adopt the provisions of IFRS 15 on either a full or modified retrospective basis. We currently expect to apply the full retrospective approach in restating our prior period financial information.
25     Teck Resources Limited 2017 Third Quarter News Release

As at September 30, 2017, we have gathered relevant facts and have reviewed a significant portion of our various revenue contracts with customers. Based on the work performed to date, we do not expect the timing and amount of our revenue from product sales to be significantly different under IFRS 15.

We are continuing to analyze the treatment of insurance and freight costs. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. The revenue associated with the arrangement of insurance is not material and we will not present this as a separate revenue item. For the performance obligation related to shipping we are continuing to evaluate whether it is most appropriate to reflect these transactions as a principal to the shipping of product or an agent arranging shipping services on behalf of our customers. The final determination in this regard will not materially change the timing of recognition of revenue, but will affect whether revenue associated with our shipping performance obligation should be reported on a gross or net basis. We currently report our revenue on a gross basis so if we conclude that we are the agent in these transactions, our revenue will decrease but there will be no effect on our gross profit as our transportation costs will be netted against revenue and not presented within cost of sales. This would be a financial statement reclassification only. We expect to make this determination in the fourth quarter and quantify any financial statement effect for 2017 year to date.

We are also continuing to assess the effects of IFRS 15 on our gold and silver streaming arrangements. At the date of these transactions, we accounted for the arrangements as the sale of a portion of our mineral interests at Antamina and Carmen de Andacollo respectively. We did not recognize disposal gains on the transactions as a result of the requirements of IFRS at the dates of closing. We are currently evaluating whether these previously deferred gains can be recognized on transition to IFRS 15. Alternatively, if continued deferral is required, how the deferred amounts should be measured.

We have established proposed updates to our processes, internal controls and systems in response to the new IFRS 15 revenue framework. These changes will be effective January 1, 2018. In the fourth quarter, we will determine the appropriate additional financial disclosures required under IFRS 15 and ensure processes and system changes are made to meet these requirements.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The July 2014 publication of IFRS 9 is the completed version of the standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.
26     Teck Resources Limited 2017 Third Quarter News Release

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship.

The completed version of IFRS 9 is effective for us on January 1, 2018. We are currently assessing the effect of this standard and its related amendments on our financial statements. We have completed our initial review of the new standard and have identified a limited number of potential differences relevant to Teck. In particular we have reviewed the policy choice related to the classification of changes in fair value of our investment portfolio and have identified the need to change our processes for managing and estimating provisions for credit loss on our trade receivables.

As at September 30, 2017, we have concluded that we will make the irrevocable classification choice to record fair value changes on our current portfolio of investments in other comprehensive income. During the fourth quarter, we will complete our review of our processes for managing and estimating provisions for credit loss on our trade receivables. At this stage, we do not expect this standard to have a material effect on our financial statements.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases; (b) a maturity analysis of lease liabilities; and (c) any additional company-specific information that is relevant to satisfying the disclosure objective. IFRS 16 is effective from January 1, 2019 and can be applied before that date but only if IFRS 15 is also applied. We are currently assessing the effect of this standard on our financial statements. As at September 30, 2017, we have developed an understanding of the requirements of IFRS 16 but have not commenced analysis of existing arrangements or possible changes that may result from adoption of IFRS 16.

27     Teck Resources Limited 2017 Third Quarter News Release

OUTSTANDING SHARE DATA

As at October 26, 2017 there were 570.5 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 23 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2016 audited financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid to purchase our Class B subordinate voting shares. Under the normal course issuer bid, we may purchase up to 20 million Class B subordinate voting shares during the period starting October 10, 2017 and ending October 9, 2018, representing approximately 3.5% of the outstanding Class B subordinate voting shares, or 3.9% of the public float, as at September 27, 2017.

We will make any purchases through the facilities of the TSX, the New York Stock Exchange or any other exchanges or alternative trading systems in both Canada and the United States, if eligible, or by such other means as may be permitted under the TSX's regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with the applicable regulations. Purchases made by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price as provided in any applicable exemption order. We may purchase a maximum of 582,408 Class B subordinate voting shares (being 25% of the average daily trading volume) on any one day, except pursuant to permitted exceptions. The actual number of Class B subordinate voting shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B subordinate voting shares under an automatic securities purchase plan it has established with our broker, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

SIGNIFICANT ACCOUNTING ESTIMATES

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments.
28     Teck Resources Limited 2017 Third Quarter News Release

Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, fair value of embedded derivatives associated with streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and restoration provisions and the accounting for income taxes. These critical accounting estimates are consistent with those outlined in more detail in our 2016 annual consolidated financial statements and Management’s Discussion and Analysis.

29     Teck Resources Limited 2017 Third Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
REVENUES
Steelmaking coal	$1,503	$868	$4,765	$2,211

Copper
Highland Valley Copper	177	166	474	585
Antamina	214	155	649	440
Quebrada Blanca	41	53	135	164
Carmen de Andacollo	133	97	382	278
	565	471	1,640	1,467

Zinc
Trail Operations	557	544	1,695	1,491
Red Dog	664	523	1,103	805
Pend Oreille	25	22	74	52
Other	3	1	7	4
Inter-segment sales	(188)	(124)	(443)	(288)
	1,061	966	2,436	2,064

Energy	–	–	–	1
TOTAL REVENUES	$3,129	$2,305	$8,841	$5,743

GROSS PROFIT (LOSS)
Steelmaking coal	$641	$142	$2,406	$201

Copper
Highland Valley Copper	–	9	(42)	94
Antamina	132	76	387	205
Quebrada Blanca	(24)	(76)	(117)	(158)
Carmen de Andacollo	42	7	95	(3)
Other	1	1	(1)	–
	151	17	322	138

Zinc
Trail Operations	1	58	92	128
Red Dog	328	245	563	380
Pend Oreille	(4)	1	(12)	(11)
Other	(25)	(11)	(26)	(15)
	300	293	617	482
Energy	–	–	–	(2)
TOTAL GROSS PROFIT	$1,092	$452	$3,345	$819

30     Teck Resources Limited 2017 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
OPERATING COSTS
Steelmaking coal	$380	$312	$1,066	$858

Copper
Highland Valley Copper	121	106	355	333
Antamina	40	40	144	130
Quebrada Blanca	31	57	121	161
Carmen de Andacollo	66	68	211	212
Other	(1)	(1)	1	–
	257	270	832	836

Zinc
Trail Operations	123	95	334	284
Red Dog	89	93	157	158
Pend Oreille	21	18	61	54
Other	28	12	33	19
	261	218	585	515

Energy	–	–	–	–
Total operating costs	$898	$800	$2,483	$2,209

TRANSPORTATION COSTS
Steelmaking coal	$276	$247	$741	$683

Copper
Highland Valley Copper	8	7	22	23
Antamina	5	5	17	13
Quebrada Blanca	1	1	2	3
Carmen de Andacollo	6	5	18	16
	20	18	59	55

Zinc
Trail Operations	34	35	105	105
Red Dog	46	47	84	85
Pend Oreille	1	–	2	1
	81	82	191	191

Energy	–	–	–	–
Total transportation costs	$377	$347	$991	$929

CONCENTRATE PURCHASES

Trail Operations	$380	$343	$1,105	$923
Inter-segment purchases	(188)	(124)	(443)	(288)
Total concentrate purchases	$192	$219	$662	$635

31     Teck Resources Limited 2017 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
ROYALTY COSTS
Steelmaking coal	$2	$2	$10	$6

Copper
Antamina	7	7	20	14

Zinc
Red Dog	166	113	236	133
Total royalty costs	$175	$122	$266	$153

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$204	$165	$542	$463

Copper
Highland Valley Copper	48	44	139	135
Antamina	30	27	81	78
Quebrada Blanca	33	71	129	158
Carmen de Andacollo	19	17	58	53
	130	159	407	424

Zinc
Trail Operations	19	13	59	51
Red Dog	35	25	63	49
Pend Oreille	7	3	23	8
	61	41	145	108

Energy	–	–	–	3
Total depreciation and amortization	$395	$365	$1,094	$998
TOTAL COST OF SALES	$2,037	$1,853	$5,496	$4,924

32     Teck Resources Limited 2017 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2017	2016	2017	2016
Steelmaking coal	$136	$43	$374	$214

Copper
Highland Valley Copper	16	14	47	53
Antamina	17	20	57	63
Carmen de Andacollo	–	–	1	2
	33	34	105	118

Zinc
Red Dog	6	11	21	37
Total	$175	$88	$500	$369

33     Teck Resources Limited 2017 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended September 30,		Nine months ended September 30,
Steelmaking coal	2017	2016	2017	2016

Waste production (million BCM’s)	72.8	61.0	201.5	192.0
Clean coal production (million tonnes)	6.80	7.07	19.69	20.33

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.6:1	8.7:1	10.2:1	9.4:1
Sales (million tonnes)	7.54	7.23	20.38	20.06

Highland Valley Copper

Tonnes mined (000's)	30,576	29,105	87,400	85,258
Tonnes milled (000's)	13,642	12,415	38,525	36,323

Copper
Grade (%)	0.25	0.27	0.22	0.31
Recovery (%)	74.9	81.9	73.5	85.2
Production (000's tonnes)	25.1	27.3	62.6	96.8
Sales (000's tonnes)	22.6	26.9	60.1	98.6
Molybdenum
Production (million pounds)	2.6	1.4	6.4	3.2
Sales (million pounds)	2.1	1.4	5.7	3.2

Antamina

Tonnes mined (000's)	59,216	65,111	177,241	183,088
Tonnes milled (000's)
Copper-only ore	7,637	9,886	23,322	31,751
Copper-zinc ore	5,185	3,635	14,684	8,895
	12,822	13,521	38,006	40,646
Copper (1)
Grade (%)	0.94	0.84	0.94	0.92
Recovery (%)	89.2	89.7	88.8	89.7
Production (000's tonnes)	110.4	104.9	318.6	332.6
Sales (000's tonnes)	98.1	100.9	304.3	321.5

Zinc (1)
Grade (%)	2.16	1.83	2.08	1.64
Recovery (%)	88.9	86.8	88.6	84.6
Production (000's tonnes)	102.3	54.2	277.2	118.8
Sales (000's tonnes)	88.7	56.5	270.1	109.6

Molybdenum
Production (million pounds)	2.7	3.6	5.0	8.8
Sales (million pounds)	1.1	4.3	1.1	7.6

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

34     Teck Resources Limited 2017 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Quebrada Blanca	2017	2016	2017	2016
Tonnes mined (000's)	3,779	2,428	9,962	8,207
Tonnes placed (000's)
Heap leach ore	–	1,229	622	3,672
Dump leach ore	2,720	259	6,092	866
	2,720	1,488	6,714	4,538
Grade (SCu%) (1)
Heap leach ore	–	0.45	0.45	0.51
Dump leach ore	0.61	0.33	0.42	0.19

Production (000's tonnes)
Heap leach ore	1.3	6.2	8.2	16.8
Dump leach ore	3.8	2.4	9.1	9.0
	5.1	8.6	17.3	25.8

Sales (000's tonnes)	5.1	8.4	17.3	25.9

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo
Tonnes mined (000’s)	6,664	7,163	19,993	22,043
Tonnes milled (000’s)	4,561	4,827	12,905	13,339
Copper
Grade (%)	0.47	0.43	0.47	0.43
Recovery (%)	89.0	89.1	89.2	89.3
Production (000’s tonnes)	18.9	18.5	54.7	51.3
Sales (000’s tonnes)	18.0	17.3	52.8	50.1

Gold (1)
Production (000’s ounces)	13.7	14.8	40.5	40.1
Sales (000’s ounces)	13.4	13.5	38.3	40.1

Copper cathode
Production (000’s tonnes)	0.8	0.9	2.4	2.8
Sales (000’s tonnes)	0.7	0.8	2.5	2.6

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, 100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

35     Teck Resources Limited 2017 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Trail Operations	2017	2016	2017	2016
Concentrate treated (000’s tonnes)
Zinc	147	153	429	418
Lead	38	41	119	130
Metal production
Zinc (000's tonnes)	78.4	83.7	230.0	231.4
Lead (000's tonnes)	22.9	23.6	68.9	76.9
Silver (million ounces)	5.3	6.3	16.9	18.7
Gold (000's ounces)	15.1	10.8	34.5	38.7

Metal sales
Zinc (000's tonnes)	77.1	78.8	226.7	228.4
Lead (000's tonnes)	22.0	23.5	67.0	74.1
Silver (million ounces)	5.1	6.2	16.8	18.5
Gold (000's ounces)	14.4	12.4	33.2	39.9

Red Dog

Tonnes mined (000's)	3,164	3,620	8,940	10,774
Tonnes milled (000's)	1,097	1,057	3,233	3,196
Zinc
Grade (%)	16.5	17.1	15.1	17.3
Recovery (%)	84.4	81.9	81.9	82.8
Production (000's tonnes)	152.4	148.3	400.7	458.3
Sales (000's tonnes)	163.6	190.5	352.4	386.5
Lead
Grade (%)	4.3	5.2	5.0	5.0
Recovery (%)	54.3	50.4	53.5	54.5
Production (000's tonnes)	25.8	27.6	86.3	87.0
Sales (000's tonnes)	79.7	64.4	79.7	64.4

Pend Oreille

Tonnes mined (000's)	180	187	529	580
Tonnes milled (000's)	129	156	393	492
Zinc
Grade (%)	7.4	6.6	7.2	5.9
Recovery (%)	87.4	88.0	87.0	86.6
Production (000's tonnes)	8.2	9.0	24.5	25.2
Sales (000's tonnes)	8.0	9.2	24.4	25.4
Lead
Grade (%)	1.1	1.5	1.4	1.2
Recovery (%)	62.4	71.5	68.0	67.8
Production (000's tonnes)	0.9	1.6	3.7	4.1
Sales (000's tonnes)	0.9	1.7	3.7	4.2

36     Teck Resources Limited 2017 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to adjusted profit, adjusted earnings per share, EBITDA, adjusted EBITDA, gross profit before depreciation and amortization, gross profit margins before depreciation, unit costs, cash unit costs before and after by-product margins, cash margins for by-products, net debt, debt to debt-plus-equity ratio, net debt to net debt-plus-equity ratio and net debt to EBITDA ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect (after taxes) of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to profit attributable to shareholders described above. These adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assist readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.
37     Teck Resources Limited 2017 Third Quarter News Release

Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. Net debt to EBITDA is net debt divided by EBITDA. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Earnings per share to Adjusted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2017	2016	2017	2016
Earnings per share	$1.04	$0.41	$3.03	$0.60
Add (deduct):
Debt repurchase (gains) losses	–	(0.07)	0.28	(0.03)
Debt prepayment option gain	(0.02)	(0.13)	(0.08)	(0.13)
Asset sales and provisions	(0.03)	(0.01)	(0.04)	(0.11)
Foreign exchange (gains) losses	–	0.03	(0.04)	(0.11)
Collective agreement charges	0.05	–	0.05	0.02
Break fee in respect of Waneta Dam sale	0.04	–	0.04	–
Asset impairments	–	0.03	–	0.03
Tax and other items	–	–	–	0.03
Adjusted earnings per share	$1.08	$0.26	$3.24	$0.30

38     Teck Resources Limited 2017 Third Quarter News Release

Reconciliation of Net Debt to EBITDA Ratio

	(A) Twelve months ended December 31, 2016		(B) Nine Months ended September 30, 2016	(C) Nine months ended September 30, 2017	(A-B+C) Twelve months ended September 30, 2017
Profit attributable to shareholders	$1,040		$343	$1,749	$2,446
Finance expense net of finance income	338		256	173	255
Provision for income taxes	587		192	1,030	1,425
Depreciation and amortization	1,385		998	1,094	1,481
EBITDA	$3,350	(D)	$1,789	$4,046	$5,607	(E)

Total debt at period end	$8,343				$6,122
Less: cash and cash equivalents at period end	(1,407)				(899)
Net debt	$6,936	(F)			$5,233	(G)
Net Debt to EBITDA ratio	2.1	(F/D)			0.9	(G/E)

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Profit attributable to shareholders	$600	$234	$1,749	$343
Finance expense net of finance income	39	86	173	256
Provision for income taxes	355	119	1,030	192
Depreciation and amortization	395	365	1,094	998
EBITDA	$1,389	$804	$4,046	$1,789

Add (deduct):
Debt repurchase (gains) losses	–	(49)	216	(22)
Debt prepayment option gain	(20)	(98)	(64)	(98)
Asset sales and provisions	(18)	(6)	(30)	(84)
Foreign exchange (gains) losses	2	19	(20)	(63)
Collective agreement charges	39	–	41	15
Break fee in respect of Waneta Dam sale	28	–	28	–
Asset impairments	–	26	–	26
Tax and other items	–	–	–	22
Adjusted EBITDA	$1,420	$696	$4,217	$1,585

39     Teck Resources Limited 2017 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Gross profit	$1,092	$452	$3,345	$819
Depreciation and amortization	395	365	1,094	998
Gross profit before depreciation and amortization	$1,487	$817	$4,439	$1,817

Reported as:
Steelmaking coal	$845	$307	$2,948	$664

Copper
Highland Valley Copper	48	53	97	229
Antamina	162	103	468	283
Quebrada Blanca	9	(5)	12	–
Carmen de Andacollo	61	24	153	50
Other	1	1	(1)	–
	281	176	729	562

Zinc
Trail Operations	20	71	151	179
Red Dog	363	270	626	429
Pend Oreille	3	4	11	(3)
Other	(25)	(11)	(26)	(15)
	361	334	762	590

Energy	–	–	–	1
Gross profit before depreciation and amortization	$1,487	$817	$4,439	$1,817

40     Teck Resources Limited 2017 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2017	2016	2017	2016

Cost of sales as reported	$862	$726	$2,359	$2,010
Less:
Transportation	(276)	(247)	(741)	(683)
Depreciation and amortization	(204)	(165)	(542)	(463)
Inventory write-down	–	–	–	(5)
Adjusted cash cost of sales	$382	$314	$1,076	$859
Tonnes sold (millions)	7.54	7.23	20.38	20.06

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$51	$43	$53	$43
Transportation	36	34	36	34
Cash unit costs - CAD$/tonne	$87	$77	$89	$77
US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.25	$1.30	$1.31	$1.32
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$40	$33	$40	$32
Transportation	29	26	28	26
Cash unit costs - US$/tonne	$69	$59	$68	$58

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

41     Teck Resources Limited 2017 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2017	2016	2017	2016
Revenue as reported	$565	$471	$1,640	$1,467
By-product revenue (A) (1)	(82)	(58)	(251)	(115)
Smelter processing charges	44	46	130	158
Adjusted revenue	$527	$459	$1,519	$1,510
Cost of sales as reported	$414	$454	$1,318	$1,329
Less:
Depreciation and amortization	(130)	(159)	(407)	(424)
Inventory write-down	–	–	(13)	–
Labour settlement charges	(13)	–	(15)	(15)
By-product cost of sales (B) (1)	(10)	(4)	(39)	(14)
Adjusted cash cost of sales	$261	$291	$844	$876
Payable pounds sold (millions) (C)	146.2	162.6	429.5	533.3

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.79	$1.79	$1.97	$1.64
Smelter processing charges	0.30	0.28	0.30	0.30
Total cash unit costs - CAD$/pound (D)	$2.09	$2.07	$2.27	$1.94

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	(0.49)	(0.33)	(0.49)	(0.19)
Net cash unit cost CAD$/pound (2)	$1.60	$1.74	$1.78	$1.75

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.25	$1.30	$1.31	$1.32

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.42	$1.37	$1.51	$1.24
Smelter processing charges	0.24	0.22	0.23	0.22
Total cash unit costs - US$/pound (1)	$1.66	$1.59	$1.74	$1.46
Cash margin for by-products – US$/pound	(0.39)	(0.25)	(0.38)	(0.14)
Net cash unit costs – US$/pound	$1.27	$1.34	$1.36	$1.32

Notes:
(1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
(2)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.
42     Teck Resources Limited 2017 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the amount of zinc and lead concentrates we expect to ship from Red Dog, our fourth quarter coal sales projections, timing of first oil from Fort Hills, our expectation that our coal operations will be able to make up production and material movement shortfalls, coal production guidance, coal unit cost guidance, coal transportation cost guidance, expectations regarding our coal product mix, Elk Valley Water Quality Plan spending guidance, including projected capital spending and 2017 spending, timing of Fording River water treatment plant, expectations regarding the additional treatment steps associated with the water quality plan and related benefits, the additional ball mill project at Highland Valley, Quebrada Blanca Phase 2 mine life and production capacity projections, copper production guidance, copper unit cost guidance, Highland Valley molybdenum production guidance, Red Dog and total zinc production guidance, Red Dog and zinc sales guidance, expected costs and benefits of the Red Dog mill upgrade project, silver production guidance, the expected timing and amount of production at the Fort Hills oil sands project, total Fort Hills project capital costs, the expected amount and timing of Teck’s share of costs, timing of Fort Hills secondary extraction units and production reaching 90% of capacity, benefits of Fort Hills paraffinic froth treatment process, the impact of currency exchange rates, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. Assumptions regarding the Elk Valley Water Quality Plan include assumption that additional treatment will be effective at scale, and that the technology and facilities operate as expected. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that
43     Teck Resources Limited 2017 Third Quarter News Release

plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project, as well as the assumption that the future funding discussions will not impact the plan to achieve first oil by the end of 2017. Assumptions regarding the impact of foreign exchange are based on current commodity prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners, and timing of spending and construction is not in our control.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2017 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 26, 2017. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

44     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2017
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2017	2016	2017	2016
Revenues	$3,129	$2,305	$8,841	$5,743
Cost of sales	(2,037)	(1,853)	(5,496)	(4,924)
Gross profit	1,092	452	3,345	819

Other operating expenses
General and administration	(23)	(21)	(79)	(67)
Exploration	(16)	(15)	(38)	(37)
Research and development	(15)	(6)	(40)	(23)
Asset impairments	–	(26)	–	(26)
Other operating income (expense) (Note 2)	(61)	(81)	(94)	(99)
Profit from operations	977	303	3,094	567

Finance income	7	3	11	13
Finance expense (Note 3)	(46)	(89)	(184)	(269)
Non-operating income (expense) (Note 4)	23	131	(126)	214
Share of income of associates and joint ventures	1	–	5	3
Profit before taxes	962	348	2,800	528
Provision for income taxes	(355)	(119)	(1,030)	(192)
Profit for the period	$607	$229	$1,770	$336

Profit (loss) attributable to:
Shareholders of the company	$600	$234	$1,749	$343
Non-controlling interests	7	(5)	21	(7)
Profit for the period	$607	$229	$1,770	$336
Earnings per share
Basic	$1.04	$0.41	$3.03	$0.60
Diluted	$1.02	$0.40	$2.98	$0.59

Weighted average shares outstanding (millions)	578.0	576.4	577.6	576.3
Shares outstanding at end of period (millions)	578.3	576.4	578.3	576.4
46     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Profit for the period	$607	$229	$1,770	$336

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(28), $14, $(53) and $(48))	(88)	11	(178)	(50)
Change in fair value of available-for-sale financial instruments (net of taxes of $1, $nil, $1 and $(2))	(6)	2	(3)	18
Share of other comprehensive loss of associates and joint ventures	–	–	(5)	–
	(94)	13	(186)	(32)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(9), $(8), $(12) and $36)	16	23	30	(72)
Total other comprehensive income (loss) for the period	(78)	36	(156)	(104)
Total comprehensive income for the period	$529	$265	$1,614	$232

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(73)	$35	$(147)	$(102)
Non-controlling interests	(5)	1	(9)	(2)
	$(78)	$36	$(156)	$(104)
Total comprehensive income (loss) attributable to:
Shareholders of the company	$527	$269	$1,602	$241
Non-controlling interests	2	(4)	12	(9)
	$529	$265	$1,614	$232
47     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Operating activities
Profit for the period	$607	$229	$1,770	$336
Depreciation and amortization	395	365	1,094	998
Provision for income taxes	355	119	1,030	192
Asset impairments	–	26	–	26
Gain on sale of investments and assets	(23)	(6)	(35)	(85)
Foreign exchange losses (gains)	2	19	(20)	(63)
Loss (gain) on debt repurchase	–	(49)	216	(22)
Gain on debt prepayment options	(20)	(98)	(64)	(98)
Finance expense	46	89	184	269
Income taxes paid	(169)	(4)	(591)	(91)
Other	126	110	151	188
Net change in non-cash working capital items	(418)	54	(133)	(84)
	901	854	3,602	1,566
Investing activities
Property, plant and equipment	(390)	(376)	(1,075)	(999)
Capitalized production stripping costs	(175)	(88)	(500)	(369)
Expenditures on financial investments and other assets	(78)	(48)	(149)	(95)
Proceeds from the sale of investments and other assets	11	54	101	160
	(632)	(458)	(1,623)	(1,303)
Financing activities
Issuance of debt	–	–	–	1,567
Repayment of debt	(28)	(394)	(1,921)	(2,024)
Debt interest and finance charges paid	(137)	(175)	(400)	(458)
Issuance of Class B subordinate voting shares	7	–	15	–
Dividends paid	(29)	–	(87)	(29)
Distributions to non-controlling interests	(11)	(4)	(49)	(6)
	(198)	(573)	(2,442)	(950)

Effect of exchange rate changes on cash and cash equivalents	(28)	19	(55)	(87)
Increase (decrease) in cash and cash equivalents	43	(158)	(518)	(774)
Cash and cash equivalents at beginning of period	846	1,271	1,407	1,887
Cash and cash equivalents at end of period	$889	$1,113	$889	$1,113
48     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(CAD$ in millions)	2017	2016
ASSETS

Current assets
Cash and cash equivalents	$889	$1,407
Current income taxes receivable	58	97
Trade accounts receivable	1,762	1,585
Inventories	1,608	1,673
Assets held for sale (Note 5)	350	–
	4,667	4,762

Financial and other assets	996	1,034
Investments in associates and joint ventures	918	1,012
Property, plant and equipment	27,690	27,595
Deferred income tax assets	112	112
Goodwill	1,085	1,114
	$35,468	$35,629

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,829	$1,902
Current income taxes payable	267	199
Debt (Note 6)	53	99
	2,149	2,200

Debt (Note 6)	6,069	8,244
Deferred income tax liabilities	5,192	4,896
Deferred consideration	655	723
Retirement benefit liabilities	648	643
Other liabilities and provisions	1,630	1,322
	16,343	18,028
Equity
Attributable to shareholders of the company	18,985	17,442
Attributable to non-controlling interests	140	159
	19,125	17,601
	$35,468	$35,629

49     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2017	2016
Class A common shares
Beginning of period	$7	$7
Class A shares conversion	(1)	–
End of period	6	7

Class B subordinate voting shares
Beginning of period	6,637	6,627
Issued on exercise of options	19	1
Class A shares conversion	1	–
End of period	6,657	6,628

Retained earnings
Beginning of period	10,183	9,174
Profit for the period attributable to shareholders of the company	1,749	343
Dividends declared	(87)	(29)
Gain on purchase of non-controlling interest	–	13
Remeasurements of retirement benefit plans	30	(72)
End of period	11,875	9,429

Contributed surplus
Beginning of period	193	173
Share option compensation expense	13	16
Transfer to Class B subordinate voting shares on exercise of options	(4)	–
End of period	202	189

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 7(b))
Beginning of period	422	426
Other comprehensive income (loss)	(147)	(102)
Less remeasurements of retirement benefit plans recorded in retained earnings	(30)	72
End of period	245	396

Non-controlling interests
Beginning of period	159	230
Profit for the period attributable to non-controlling interests	21	(7)
Other comprehensive income (loss) attributable to non-controlling interests	(9)	(2)
Purchase of non-controlling interests	–	(46)
Acquisition of AQM Copper Inc.	18	–
Other	–	(6)
Dividends or net distributions	(49)	(6)
End of period	140	163
Total equity	$19,125	$16,812

50     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. On October 25, 2017, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Settlement pricing adjustments	$93	$37	$128	$63
Share-based compensation (Note 7(a))	(52)	(57)	(61)	(126)
Environmental and care and maintenance costs	(46)	(44)	(68)	(84)
Social responsibility and donations	(3)	–	(5)	(20)
Gain on sale of assets	12	3	24	53
Commodity derivatives	(5)	2	20	66
Take or pay contract costs	(17)	(4)	(57)	(11)
Break fee in respect of Waneta Dam sale (Note 5)	(28)	–	(28)	–
Other	(15)	(18)	(47)	(40)
	$(61)	$(81)	$(94)	$(99)

3.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Debt interest	$89	$131	$299	$358
Letters of credit and standby fees	15	16	52	39
Net interest expense on retirement benefit plans	3	3	9	9
Accretion on decommissioning and restoration provisions	20	14	59	39
Other	4	–	6	12
	131	164	425	457
Less capitalized borrowing costs	(85)	(75)	(241)	(188)
	$46	$89	$184	$269

51     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2017	2016	2017	2016
Foreign exchange (losses) gains	$(2)	$(19)	$20	$63
Gain on debt prepayment options	20	98	64	98
Gain on sale of investments	5	3	6	32
Gain (loss) on debt repurchases (Note 6(a))	–	49	(216)	22
Provision for marketable securities	–	–	–	(1)
	$23	$131	$(126)	$214

5.	ASSETS HELD FOR SALE

During the second quarter of 2017, we announced an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion cash to Fortis Inc. (Fortis). Under the agreement, we will be granted a 20-year lease with an option to extend for an additional ten years to use Fortis’ two-thirds interest in Waneta which entitles us to power for our Trail Operations. During the third quarter of 2017, BC Hydro exercised their right of first offer in respect of this transaction. There are no material changes to the commercial terms of the agreement that was previously announced with Fortis. The closing of the transaction with BC Hydro is subject to customary conditions, including receipt of regulatory approvals and certain consents and is not expected before the first quarter of 2018. During the third quarter of 2017, we paid a break fee of approximately $28 million to Fortis, which was recorded as part of other operating income (expense) (Note 2).

We have reclassified the carrying value of the Waneta Dam and related transmission assets to “assets held for sale” in accordance with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. There were no adjustments required to the carrying amount of the Waneta Dam on reclassification to assets held for sale as the fair value less costs of disposal exceeded the carrying amount.

The Waneta Dam is a hydro-electric dam that is located near the Trail smelter. We hold a two-thirds interest in the Waneta Dam and report this asset in our zinc operating segment.

52     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	DEBT

($ in millions)	September 30, 2017			December 31, 2016
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)
3.15% notes due January 2017	$–	$–	$–	$34	$45	$45
3.85% notes due August 2017	–	–	–	16	21	21
2.5% notes due February 2018	22	28	28	22	30	30
3.0% notes due March 2019 (a)	–	–	–	278	372	375
4.5% notes due January 2021 (a)	220	273	289	500	668	685
8.0% notes due June 2021 (a)	–	–	–	650	866	963
4.75% notes due January 2022 (a)	672	836	892	700	936	951
3.75% notes due February 2023 (a)	646	799	820	670	891	858
8.5% notes due June 2024	600	749	863	600	806	935
6.125% notes due October 2035	609	747	856	609	804	801
6.0% notes due August 2040	491	610	668	491	658	623
6.25% notes due July 2041	795	981	1,124	795	1,055	1,043
5.2% notes due March 2042	399	491	496	399	528	477
5.4% notes due February 2043	377	465	475	377	500	450
	4,831	5,979	6,511	6,141	8,180	8,257

Antamina term loan due April 2020	23	28	28	23	30	30
Other	92	115	115	99	133	133
	4,946	6,122	6,654	6,263	8,343	8,420
Less current portion of long-term debt	(42)	(53)	(53)	(74)	(99)	(99)
	$4,904	$6,069	$6,601	$6,189	$8,244	$8,321

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 11).

a)	Note Purchases

During the first two quarters of 2017, we purchased US$1.26 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers, make-whole redemptions and open-market purchases. The principal amount of notes purchased was US$278 million of 3.00% notes due 2019, US$280 million of 4.50% notes due January 2021, US$650 million of 8.00% notes due June 2021 (June 2021 notes), US$28 million of 4.75% notes due 2022 and US$24 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.36 billion. We recorded a pre-tax accounting charge of $216 million ($159 million after-tax) in non-operating income (expense) (Note 4) in connection with these purchases. The accounting charge of $216 million included $75 million relating to the write-off of the prepayment option recorded in other assets for the June 2021 notes (Note 6(b)).
53     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	DEBT, continued

b)	Embedded Prepayment Options

The June 2021 notes and 2024 notes include prepayment options that are considered to be embedded derivatives. During the first two quarters of 2017, the aggregate principal amount of the June 2021 notes was purchased and the prepayment option asset was written off (Note 6(a)). At September 30, 2017, the prepayment option included in the 2024 notes is recorded as other assets on the balance sheet at a fair value of $121 million, based on current market interest rates for a similar instrument and our credit spread. For the three months ended September 30, 2017, the value of the 2024 prepayment option increased by $20 million, which has been recorded as a gain in non-operating income (expense) (Note 4).

c)	Revolving Facilities

At September 30, 2017, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until July 2020 and is undrawn at September 30, 2017. The US$1.2 billion facility is available until June 2019 and has an aggregate of US$810 million in outstanding letters of credit drawn against it at September 30, 2017.

Under our US$3.0 billion and US$1.2 billion facilities, our uncommitted credit facilities and certain hedging lines, we have provided subsidiary guarantees for the benefit of the credit facilities. As a result our obligations under these agreements are guaranteed on a senior unsecured basis by Teck Metals Ltd (TML), Teck Coal Partnership, Teck South American Holdings Ltd., TCL U.S. Holdings Ltd., Teck Alaska Incorporated and Teck Highland Valley Copper Partnership, each a wholly owned subsidiary of Teck.

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. Amounts outstanding under the US$3.0 billion facility bear interest at LIBOR plus an applicable margin based on our credit ratings. Amounts outstanding under the US$1.2 billion facility bear interest at LIBOR plus an applicable margin based on our leverage ratio. Both facilities require that our total debt-to-capitalization ratio, which was 0.24 to 1.0 at September 30, 2017, not exceed 0.5 to 1.0.

When our credit ratings are below investment grade, we are required to deliver letters of credit to satisfy financial security requirements under power purchase agreements at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At September 30, 2017, we had an aggregate of US$840 million in letters of credit outstanding for these security requirements. These letters of credit will be terminated if and when we regain investment grade ratings or reduced if and when certain project milestones are reached.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2017, we were party to various uncommitted credit facilities providing for a total of $1.45 billion of capacity and the aggregate outstanding letters of credit issued thereunder were $1.26 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $333 million outstanding at September 30, 2017, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $305 million in surety bonds outstanding at September 30, 2017 to support current and future reclamation obligations.

54     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

7.	EQUITY

a)	Share-Based Compensation

During the first three quarters of 2017, we granted 2,010,520 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $27.79, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $8.32 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.06%, a dividend yield of 2.20% and an expected volatility of 42%.

We have issued and outstanding deferred share units, restricted share units, performance and performance deferred share units (collectively referred to as units). Deferred and restricted share units are granted to both employees and directors. Performance and performance deferred share units are granted to employees only. During the first three quarters of 2017, we issued 968,950 units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. Performance and performance deferred share units vest in three years. Furthermore, the performance and performance deferred share units have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at September 30, 2017 was 8,244,976.

A share-based compensation expense of $52 million (2016 – $57 million) and a share-based compensation expense of $61 million (2016 – $126 million) was recorded for the three and nine months ended September 30, 2017, respectively, for all outstanding share options and units.

b)	Accumulated Other Comprehensive Income (Loss)

	September 30,	September 30,
(CAD$ in millions)	2017	2016
Currency translation differences	$222	$364
Unrealized gain on available-for-sale financial assets (net of tax of $(3) and $(4))	24	29
Share of other comprehensive income of associates and joint ventures	(1)	3
	$245	$396

c)	Dividends

Dividends of $0.05 per share (totaling $29 million) were paid on September 29, 2017 on our Class A common and Class B subordinate voting shares to shareholders of record on September 15, 2017.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2017, we renewed our normal course issuer bid, under which we may purchase up to 20 million Class B subordinate voting shares during the period starting October 10, 2017 and ending on October 9, 2018. All repurchased shares will be cancelled. Teck has not purchased any Class B subordinate voting shares to date in 2017.

55     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate — which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended September 30, 2017
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$1,503	$565	$1,249	$–	$–	$3,317
Less: Inter-segment revenues	–	–	(188)	–	–	(188)
Revenues	1,503	565	1,061	–	–	3,129
Cost of sales	(862)	(414)	(761)	–	–	(2,037)
Gross profit	641	151	300	–	–	1,092
Other operating income (expenses)	(33)	30	16	(7)	(121)	(115)
Profit (loss) from operations	608	181	316	(7)	(121)	977

Net finance expense	15	(10)	(3)	–	(41)	(39)
Non-operating income (expenses)	(8)	1	(6)	–	36	23
Share of losses of associates and joint ventures	–	1	–	–	–	1
Profit (loss) before taxes	615	173	307	(7)	(126)	962
Capital expenditures	$170	$110	$54	$231	$–	$565

56     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$868	$471	$1,090	$–	$–	$2,429
Less: Inter-segment revenues	–	–	(124)	–	–	(124)
Revenues	868	471	966	–	–	2,305
Cost of sales	(726)	(454)	(673)	–	–	(1,853)
Gross profit	142	17	293	–	–	452
Asset impairments	–	–	–	(26)	–	(26)
Other operating income (expense)	(9)	1	16	(2)	(129)	(123)
Profit (loss) from operations	133	18	309	(28)	(129)	303

Net finance expense	(4)	(9)	(7)	(1)	(65)	(86)
Non-operating income (expense)	3	(1)	1	–	128	131
Share of income of associates and joint ventures	–	–	–	–	–	–
Profit (loss) before taxes	132	8	303	(29)	(66)	348
Capital expenditures	$68	$80	$55	$257	$4	$464

	Nine months ended September 30, 2017
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$4,765	$1,640	$2,879	$–	$–	$9,284
Less: Inter-segment revenues	–	–	(443)	–	–	(443)
Revenues	4,765	1,640	2,436	–	–	8,841
Cost of sales	(2,359)	(1,318)	(1,819)	–	–	(5,496)
Gross profit	2,406	322	617	–	–	3,345
Other operating income (expense)	(70)	19	24	(21)	(203)	(251)
Profit (loss) from operations	2,336	341	641	(21)	(203)	3,094

Net finance expense	(4)	(35)	(23)	(5)	(106)	(173)
Non-operating income (expense)	(28)	7	(10)	–	(95)	(126)
Share of income of associates and joint ventures	–	2	–	–	3	5
Profit (loss) before taxes	2,304	315	608	(26)	(401)	2,800
Capital expenditures	469	284	158	661	3	1,575
Goodwill	702	383	–	–	–	1,085
Total assets	14,790	9,135	3,765	4,961	2,817	35,468
Net assets	$8,767	$5,445	$2,546	$4,371	$(2,004)	$19,125

57     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$2,211	$1,467	$2,352	$1	$–	$6,031
Less: Inter-segment revenues	–	–	(288)	–	–	(288)
Revenues	2,211	1,467	2,064	1	–	5,743
Cost of sales	(2,010)	(1,329)	(1,582)	(3)	–	(4,924)
Gross profit (loss)	201	138	482	(2)	–	819
Asset impairments	–	–	–	(26)	–	(26)
Other operating income (expense)	(46)	41	8	1	(230)	(226)
Profit (loss) from operations	155	179	490	(27)	(230)	567

Net finance expense	(14)	(22)	(19)	(2)	(199)	(256)
Non-operating income (expense)	(1)	(3)	(8)	–	226	214
Share of income of associates and joint ventures	–	2	–	–	1	3
Profit (loss) before taxes	140	156	463	(29)	(202)	528
Capital expenditures	258	236	156	713	5	1,368
Goodwill	702	402	–	–	–	1,104
Total assets	14,494	9,340	3,741	4,095	2,782	34,452
Net assets	$9,758	$5,877	$2,615	$3,673	$(5,111)	$16,812

9.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2017, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA have reached an agreement regarding remediation to be undertaken in 2017, and that work is ongoing.

58     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	CONTINGENCIES, continued

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulated that some portion of the slag discharged from TML’s Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. In August 2016 the trial court judge ruled in favour of the Tribal plaintiffs awarding approximately $9 million in past response costs and that decision, along with certain other findings in the first phase of the case, is under appeal in the Ninth Circuit Court of Appeals.

A District Court ruling in favour of plaintiffs on a motion seeking recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations was overturned on appeal in the Ninth Circuit in July 2016, with the result that alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow after resolution of appeals with respect to issues raised in the first phase of the litigation and completion of the remedial investigation and feasibility study being undertaken by TAI.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

10.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

59     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

60     Teck Resources Limited 2017 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2017 and December 31, 2016 are summarized in the following table:

(CAD$ in millions)	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$719	$–	$–	$719	$1,153	$–	$–	$1,153
Marketable equity securities	100	–	–	100	95	–	–	95
Debt securities	63	–	4	67	68	–	11	79
Settlements receivable	–	785	–	785	–	795	–	795
Derivative instruments and embedded derivatives	–	144	–	144	–	142	–	142
	$882	$929	$4	$1,815	$1,316	$937	$11	$2,264
Financial liabilities
Derivative instruments and embedded derivatives	$–	$42	$–	$42	$–	$27	$–	$27
Settlements payable	–	41	–	41	–	43	–	43
	$–	$83	$–	$83	$–	$70	$–	$70

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at September 30, 2017.

As at December 31, 2016, we measured certain non-financial assets at their recoverable amounts using a fair value less costs of disposal basis, which is classified as a Level 3 measurement.

12.	SUBSEQUENT EVENT

On October 18, 2017, we acquired Goldcorp’s 21% interest in the San Nicolás Project located in Zacatecas, Mexico for cash consideration of US$50 million. After the completion of this transaction, Teck now owns 100% of the San Nicolás Project.

61     Teck Resources Limited 2017 Third Quarter News Release